SECURITIES AND EXCHANGE COMMISSION
                         450 Fifth Street, N.W.
                         Washington, D.C.  20549

In the Matter of Cinergy Corp.                    CERTIFICATE
File No. 70-9071                                  OF
Public Utility Holding Company                    NOTIFICATION
Act of 1935 ("PUHCA")

     Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated January 20, 1998 in the above docket (HCAR No. 26819) ("January Order"). (Any capitalized terms not otherwise defined herein have the meanings set forth in the January Order.)

     1. At September 30, 1998, Cinergy had issued and outstanding debt securities and guarantees subject to the Debt Cap totaling $986.5 million in aggregate principal amount, consisting of (I) short-term bank notes aggregating $432 million, (ii) commercial paper aggregating $301 million, (iii) notes associated with letter of credit transactions aggregating $10.9 million, and (iv) guarantees aggregating $242.6 million.

     2. During the quarterly period ended September 30, 1998, Cinergy engaged in no derivative transactions in connection with the transactions referred to in item 1.
     3. During the quarterly period ended September 30, 1998, Cinergy did not issue any Additional Shares pursuant to the January Order.

     4. During the quarterly period ended September 30, 1998, Cinergy did not issue any Additional Shares as gifts or awards to Cinergy system employees.
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                            S I G N A T U R E

     Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 20, 1998

                                          CINERGY CORP.

                                          By: /s/William L. Sheafer
                                          Vice President & Treasurer